UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 1, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 4 May 2021 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 18 May 2021 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

3.	A Stock Exchange Announcement dated 28 May 2021 entitled ‘DIRECTOR DECLARATION’.

RNS Number: 3100X

Vodafone Group Plc

04 May 2021

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 April 2021:

Vodafone’s issued share capital consists of 28,816,882,848 ordinary shares of US$0.20 20/21 of which 724,187,098 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 28,092,695,750. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 9814Y

Vodafone Group Plc

18 May 2021

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of Shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jean-François van Boxmeer
2	Reason for the notification
a)	Position/status	Vodafone Group Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares as personal investment

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.350	305,000

d)	Aggregated information: volume, Price	Aggregated volume: 305,000 Ordinary shares Aggregated price: GBP 1.350
e)	Date of the transaction	2021-05-18
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 2139A

Vodafone Group Plc

28 May 2021

Vodafone Group Plc

Director Declaration

In accordance with Listing Rule 9.6.14(2), Vodafone Group Plc (‘Vodafone’ or the ‘Company’) announces that Maria Amparo Moraleda Martinez, Non-Executive Director, has been appointed as Chair of the ESG Committee of the Company. The ESG Committee was established by the Board on 11 May 2021 and will oversee Vodafone’s ESG programme and monitor progress against ESG key performance indicators. Further details of the ESG Committee, including membership and terms of reference, will be published online at vodafone.com in due course.

Further, in accordance with Listing Rule 9.6.14(2), Vodafone announces that Maria Amparo Moraleda Martinez was appointed a Non-Executive Director and member of the Audit Committee, the Remuneration Committee and the T&I Committee of A.P. Moller – Maersk on 23 March 2021.

ENDS

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 1, 2021	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary